July 27, 2006


By facsimile to (561) 237-0803 and U.S. Mail

Mr. Joseph Visconti
Chairman, President, and Chief Executive Officer
ValueRich, Inc.
1804 North Dixie Highway, Suite A
West Palm Beach, FL 33407

Re:	ValueRich, Inc.
	Registration Statement on Form SB-2
	Filed June 30, 2006
File No. 333-135511

Dear Mr. Visconti

	We reviewed the filing and have the comments below. Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Prospectus` Outside Front Cover Page

1. Disclosure states that the shares and warrants included in the units may not be traded separately until ValueRich agrees with Lane
Capital Markets, LLC that the shares and warrants may be traded separately. Describe briefly here and in greater detail in the body of the prospectus what criteria or factors ValueRich and Lane Capital
Markets, LLC intend to use for reaching an agreement that the shares and warrants may be traded separately.

2. We note that ValueRich intends to apply to list the units, common stock, and warrants on the American Stock Exchange or AMEX.
Please
revise here and elsewhere to remove the implication that listing is assured.

3. Disclose the basis for the exercise price of the warrants being 110% of the initial public offering price.

4. Please disclose whether or not you will register as a broker under
Section 15 of the Securities Exchange Act of 1934 since you will be facilitating the sale of securities and introducing persons to sell securities. If not, disclose your basis for non-registration. Include appropriate risk factor disclosure. In addition, discuss potential liability you could incur if persons rely on information from other companies as a result of your services that turns out to be fraudulent or otherwise misleading.

Cover Page

5. Please limit the cover to one page as required by Item 501(a) of
Regulation S-B.

Prospectus Summary, page 3

6. Ensure that the summary information about ValueRich and its business is balanced by expanding the narrative presentation to disclose that:

* ValueRich has a limited operating history.

* ValueRich published its first edition of ValueRich magazine in spring 2004, hosted its first financial expo in March 2005, and launched the website iValueRich.com in June 2006.

* ValueRich has never been profitable and incurred net losses of $387,000 and $320,000 in its past two fiscal years.

* The report of ValueRich`s independent public accountants includes a going concern paragraph.



The Offering, page 4

7. Expand the disclosure to indicate that ValueRich has agreed:

* To appoint a designee of Lane Capital Markets, LLC to its board of directors, concurrently with the offering`s closing.

* To enter into a consulting agreement to retain Lane Capital
Markets, LLC as a financial consultant for a period of three years at a fee of $36,000 per year, payable in full, at the offering`s closing.

We note the disclosures on page 30.

8. Based on the shares of common stock outstanding before and after the offering, disclosed on page 4, and the shares of common stock in your historical financial statements, it appears that you intend to declare a reverse stock split. Please be advised that all share and per share disclosures, throughout the filing, should be revised to retroactively reflect any change in capitalization. Refer to SAB 4:C.

Risk Factors, page 6

9. This section`s introductory paragraph states that the risks presented are "only a few of the risks" associated with investing in
ValueRich`s common stock. Since ValueRich must disclose all risks that it believes are material, delete this language.

10. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The third risk factor states that ValueRich may need additional financing to fund its planned expansion. State the estimated or known cost of ValueRich`s planned expansion.

* The tenth risk factor states that ValueRich has applied for listing of its securities on AMEX. Disclose whether ValueRich satisfies
AMEX`s requirements for listing as of the date of the prospectus.

* The fifteenth risk factor states that ValueRich depends on third parties for technology, software, systems, and related services. Clarify whether ValueRich has any agreements with its service providers. If so, disclose in the business section the agreements` principal provisions, including term or duration. Further, advise what consideration you have given to the filing of the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-B.

* The nineteenth risk factor states that ValueRich`s business could be harmed if it is unable to obtain revenues from advertising and sponsorships. Quantify the amount of revenue attributable to advertising and sponsorships during each of the periods presented in the financial statements.

11. Disclosure states that ValueRich is offering two million units, each unit consisting of one share of common stock and one redeemable common stock purchase warrant. Address the risk of an investor`s inability to exercise the warrant if, absent an exemption, ValueRich does not maintain an effective registration statement or comply with applicable state securities laws. Clarify whether ValueRich is required to redeem the warrant by payment in cash if the warrant is not exercisable in those circumstances. Alternatively, clarify whether ValueRich is required to extend the warrant`s term if there is not an effective registration statement in those circumstances.

12. We note that the report of ValueRich`s independent public accountants includes a going concern paragraph. Include as a discrete risk factor the risks in using ValueRich`s financial statements because they do not include any adjustments to asset carrying values or the classification of liabilities that might result should ValueRich be unable to continue as a going concern.

13. Because the report of ValueRich`s independent public accountants includes a going concern paragraph, expand the risk factor disclosure to include a discussion of:

* Rate at which ValueRich burned cash in the first and second quarters of 2006.

* Costs of funding ValueRich`s planned expansion.

* Costs of any planned research and development activities for developing new products and services and for maintaining, improving, or enhancing existing product lines and services.

* Any significant changes in the number of employees.

* Other known or estimated material operational costs during the next
12 months.



Dilution, page 13

14. Please update this section to disclose net tangible book value as of a recent date.

Management`s Discussion and Analysis or Plan of Operations,

15. Please discuss any known trends in your reported results that occurred or are likely to occur and may affect future results.
Please see SEC Release No. 33-8350 and Item 303(b)(1)(i) of
Regulation S-B.

Critical Accounting Policies, page 15

16. Given that your offer and sale of the warrants and the
securities
underlying the warrants are included in the "units" you are registering, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, you will be required to file timely updates to this registration statement and deliver a current prospectus when the warrants are exercised. In light of this fact, please tell us how you plan to account for the warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to
account for the warrants as liabilities and mark them to fair value
through the income statement each period.  Paragraph 14 of EITF
00-19
states that if a contract permits net-share or physical settlement
only by delivering registered shares, it is 	assumed that the
company
will be required to net-cash settle the contract and, as a result, liability classification would be required. Paragraph 17 of EITF 00-
19 states that if a contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in the proposed accounting for your warrants. It appears that you are currently assuming that the warrants will be classified as equity upon issuance based on your "as adjusted" disclosures. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, "as adjusted" disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosures in the filing describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.


Results of Operations, page 15

17. Where two or more factors contributed to a material change in ValueRich`s results of operations during the periods presented in the financial statements, quantify the portion of the change that resulted from each factor. Where a change is the net result of offsetting factors, quantify the impact of each material offsetting factor. See Item 303(b)(1) of Regulation S-B and Release No. 33-6835. For example, although you attribute changes in revenues to an increase in the number of expos and an increase in advertising, the effect that these factors had on revenues and important categories of expenses in each period is unclear. Please revise.

18. Please provide narrative discussion of results of operations for the quarterly periods for which you are required to include interim financial statements. Please see Item 303(b)(2) of Regulation S-
B.

Liquidity and Capital Resources, page 16

19. Disclosure states that ValueRich expects to obtain revenue from royalty revenue during the next 12 months. Clarify the sources of royalty revenue and what business this revenue source relates to. If
ValueRich has any royalty agreements, disclose the agreements` principal provisions, including term or duration, in the business section. See Item 101(b)(7) of Regulation S-B. Also advise what consideration you have given to the filing of the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-B. Further, clarify in the results of operations subsection whether you obtained royalty revenue during the periods presented in the financial statements. If so, quantify the amount of royalty revenue. Please also revise your policy note to disclose when and how the royalty revenue is recognized.

Our Business, page 16

20. Since the offering is ValueRich`s initial public offering, ValueRich is ineligible to rely on the safe harbor. See section 27A(b)(2)(D) of the Securities Act and section 21E(b)(2)(D) of the Exchange Act. Delete the reference to the safe harbor provisions of the Securities Act and the Exchange Act in this section`s introductory paragraph. Alternatively, make clear that ValueRich is ineligible to rely on the safe harbor provisions.

21. Clarify whether ValueRich requires government approval of its products and services. If government approval is necessary and ValueRich has not yet received that approval, discuss the status of the approval within the governmental approval process. See Item 101(b)(8) of Regulation S-B.
22. If material, discuss the effect of existing or probable governmental regulations on ValueRich`s business. See Item 101(b)(9)
of Regulation S-B.

Our www.iValueRich.com, The Small-Cap Web Community, page 17

23. Disclosure states that ValueRich expects to benefit from the interactive flow of commerce and financing queries through subscription and site membership fees and fees for specific research and matching services. Clarify whether ValueRich has obtained revenue from subscription and site membership fees and fees for specific research and matching services during the periods presented in the financial statements. If so, quantify the amount of fees attributable to subscription and site membership and to research and matching services.

Our ValueRich Magazine, page 20

24. Disclosure states that ValueRich obtains magazine revenue from five sources, including other paid-for articles and article reprints.
Clarify what ValueRich`s charges are for other paid-for articles and article reprints.

Our Sales Strategy, page 21

25. Disclosure states that ValueRich has partnered in the past with
EDGAR Online. Clarify that EDGAR Online is not affiliated with the
Commission.

Directors and Executive Officers, page 22

26. In the biographical paragraphs of Messrs. Joseph Visconti,
David
Willson, and Gregg W. Lowenstein, describe briefly their business experience during the past five years. See Item 401(a)(4) of Regulation S-B.

27. Since ValueRich has elected to include in Mr. Joseph
Visconti`s
biographical paragraph information about his association with Joseph
Charles & Assoc., Inc. or JCA that is not required by Item
401(a)(4)
of Regulation S-B, indicate that JCA initiated a chapter 11 proceeding in the Southern District of Florida Bankruptcy Court on November 1, 2000.

Company Facilities, page 23

28. Disclose that ValueRich leases the office space at $32,400 per year on a month to month basis from its chairman, president, and chief executive officer, Mr. Joseph Visconti. We note the disclosure in the financial statements` note 7 on page F-12.
Preemptive Rights, page 28

29. Disclosure that ValueRich has not granted to date any stock options is inconsistent with disclosure on page 25 that ValueRich has granted a total of 1.5 million options as of the date of the prospectus. Please reconcile the disclosures.

Shares Eligible for Future Sale, page 29

30. We note disclosure of lock-up agreements in the seventh risk factor on page 7 and here. Confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lock-ups` expiration periods. Also describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of securities by those persons before the lock-ups` expiration periods.

Underwriting, page 29

31. Disclosure states that ValueRich has agreed to appoint a designee of Lane Capital Markets, LLC to its board of directors, concurrently with the offering`s closing. Identify the director designee of Lane
Capital Markets, LLC. File the director designee`s consent as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act.

32. Disclosure states that ValueRich has agreed to enter into a consulting agreement to retain Lane Capital Markets, LLC as a financial consultant for a period of three years. Disclose the nature of the financial services Lane Capital will provide and file the agreement as an exhibit to the registration statement.

33. Since Lane Capital is a "new underwriter," please provide all information required by Item 508(b) of Regulation S-B.

Financial Statements, page F-1
General

34. If applicable, please provide updated financial statements and related disclosures as required by Item 310(g) of Regulation S-B.

35. Please provide comparative interim statements of operations and cash flows as required by Item 310(b) of Regulation S-B. Please ensure that MD&A discloses and discusses changes during the interim periods.
Report of Independent Registered Public Accounting Firm, page F-2

36. Please tell us what consideration was given to Florida state laws governing audits of companies in Florida performed by accountants from other states.

Consolidated Statements of Operations, page F-4

37. Tell us what "other income" relates to and explain why you classified it as non-operating income in the first quarter of 2006 and revenue in 2004.

Note 2 - Summary of Significant Accounting Policies, page F-8
Impairment of Long-Lived Assets, page F-10

38. We note your reference to SFAS 121 which has been superseded by
SFAS 144. Please revise your impairment policy and financial statements accordingly.

Revenue Recognition, page F-10

39. We note the reference in your revenue recognition policy to product sales and your inclusion of revenue recognition criteria that appear to primarily relate to product sales. Please clarify what products you sell, or revise your policy as necessary. It appears to us that your policy should specifically address how and when you
recognize revenue from each of your revenue sources.   For
example,
your revenue recognition policy should specifically address how and when you recognize revenue for event fees, subscription fees, and the other revenue sources you disclose in the business section on pages
19 and 20. Your revenue recognition policy should also specifically address how and when you recognize discounts and allowances. In addition, please clarify if and how EITF 00-21 is applicable to your revenue transactions.

Note 5 - Stock Transaction, page F-11

40. Tell us who purchased your shares on December 27, 2005 and during the quarter ended March 31, 2006 and if they had or have any relationship with the company. Provide us an analysis and reconciliation of the valuation of stock transactions during the last twelve months relative to the anticipated IPO price.

Note 8 - Long Term Debt, page F-12

41. Clarify the conversion terms of the notes payable and reconcile these terms to the number of shares excluded from the loss per share calculations disclosed on page F-8.
Note 10 - Warrants, page F-14

42. For all currently outstanding warrants, tell us if there are any circumstances that could require you to settle them in cash or any circumstances that could result in you paying liquating damages. To the extent applicable, tell us if and how you considered the provisions of EITF 00-19.

Recent Sales of Unregistered Securities, page II-1

43. For each transaction in this section where ValueRich relied upon the exemption under the Securities Act`s section 4(2), state specifically whether the purchasers were accredited or sophisticated investors. If the latter, outline the access to information given to them. See Item 701(d) of Regulation S-B.

44. For the June 15, 2005 transaction in which ValueRich issued
145,000 shares of common stock for services to five employees, describe briefly the services performed by the employees. See
Item
701(c) of Regulation S-B.

45. For the June 6, 2005 transaction in which ValueRich issued
27,333
shares of common stock for services to three investors, describe briefly the services performed by the investors. Further, identify the third investor. See subparagraphs (b) and (c) of Item 701 of Regulation S-B.

Undertakings, page II-4

46. Since this is not a Rule 415 offering, the undertakings required by Item 512(a) of Regulation S-B are inapplicable. Please revise.

47. Provide the undertaking required by Item 512(d) of Regulation
S-
B.

Signatures, page II-5

48. ValueRich`s principal financial officer and controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the Form SB-2. See instructions 1 and 2 for signatures on Form SB-2, and revise.



Exhibit Index

49. Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T.
This exhibit index and Item 27 of Form SB-2 are not synonymous.

Exhibits

50. We note that you intend to file by amendment some exhibits, including the legality opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement`s effectiveness.

Exhibit 1.01

51. Since this is a firm commitment offering, (i) the purpose of the representation in section 4(a) that the representative agrees to use its best efforts to sell the units, (ii) the reason for an interest bearing escrow account as outlined in subparagraphs (c) and (d) of section 4 and (iii) the legitimacy of the termination provision as outlined in section 7(a) are unclear. Please revise or advise.

Exhibit 23.1

52. ValueRich`s independent public accountants must consent also to being named in the registration statement. See Rule 436 of Regulation C under the Securities Act.















Closing

	File an amendment to the SB-2 and in response to the comments.
To expedite our review, ValueRich may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If ValueRich thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since ValueRich and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If ValueRich requests acceleration of the registration statement`s effectiveness, ValueRich should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve ValueRich from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* ValueRich may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that ValueRich provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief

cc:	Hank Gracin, Esq.
	Lehman & Eilen LLP
	Mission Bay Plaza Office
	20283 State Road 7, Suite 300
	Boca Raton, FL 33498





Mr. Joseph Visconti
July 27, 2006
Page 13








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE